UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE



VIA FACSIMILE
									August 31, 2005

James F. Slattery
President and Chief Executive Officer
Correctional Services Corporation
1819 Main Street, Suite 1000
Sarasota, FL 34236

Re:	Correctional Services Corporation
	Preliminary Proxy Statement on Schedule 14A
	File No. 23038
	Filed August 9, 2005

Dear Mr. Slattery:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a brief description of the general nature of the business conducted by you and The Geo Group, Inc. Please refer to
Item 14(b)(3) of Schedule 14A.

2. Please disclose the anticipated aggregate amount of consideration that GEO will pay for outstanding shares of common stock and outstanding options and how it will fund the payment.

3. Please disclose who the directors and officers of the company will be after the merger.

Letter to Shareholders and Notice of Special Meeting of
Stockholder

4. Please revise your descriptions of the merger to describe the transaction in clear, plain English. Where you discuss the existence of merger subs for the mechanics of the transaction, please also simply state that GEO will acquire you through a merger and you will cease to be a public company. Please also comply with this comment in
Virtgame letter to shareholders and the Q & A section.

5. Please present the information regarding the transaction in bullet format so it is easier to read.

6. Because this letter to Correctional Services Corporation`s shareholders also serves as soliciting material, strive for a balanced presentation. Where you include the boards` recommendation, disclose with equal prominence that board members will directly benefit from the merger. Make similar revisions in all applicable places in the proxy statement.

Questions and Answers About the Special Meeting and Merger, page 1

7. You currently repeat information in your Q&A section and your summary section. The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one
section.   When revising these sections, please consider
disclosing
procedural information about the merger in the Q & A (i.e. voting procedures, appraisal procedurals, etc.) and substantive information about the terms of the merger in the summary.

8. We note your statement on page 38 that a stockholder that desires to exercise their appraisal rights must not vote in favor of the merger. However, please disclose whether a stockholder`s failure to vote against the proposal will constitute a waiver of its appraisal rights.

Q. Have the Special Committee and Board received financial advice with respect to the merger?, page 2

9. Please disclose that a significant portion of the fee paid to the financial advisor is contingent on the consummation of the merger.


Solicitation of Proxies, page 9

10. We note that Georgerson has been retained by you to assist in the solicitation of proxies for a fee of $7,500 plus expenses related to the solicitation. Please disclose any other material features of your contract with Georgerson. Please refer to Item 4(a)(3) of
Schedule 14A.

11. We note that you may employ various methods to solicit proxies, including mail, telephone, personal interviews, or electronic means.
Be advised that all written soliciting materials, including emails or scripts to be used soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Please refer to Item 14a-6(b)
and (c).  Please confirm your understanding.

The Merger, page 10

12. Please disclose what aspects of your historical performance and future prospects led you to consider selling the company in late
2003.

13. Please disclose whether you or GEO initiated contact regarding a proposed transaction and why GEO was chosen as a possible candidate.

14. Disclose why the special committee viewed the $50 million offer as a reduction in price from the January 13, 2005 offer. What was the aggregate price of that offer?

Opinion of the Company`s Financial Adviser, page 15

15. Disclose here and in the main section, if true, that no updated opinion will be obtained.

16. Please describe in more detail any material relationship between you and Jefferies in the past two years as well as the compensation paid to Jefferies during this time period and for its fairness opinion. Please refer to Item 1015(b)(4) of Regulation M-A.

17. In the first full sentence on page 16, please describe the other quantitative reviews, analyses and inquiries or otherwise delete the reference.

18. Please clarify who determined the amount of consideration to be paid. Please refer to Item 1015(b)(5) of Regulation M-A.

19. Please disclose any limitations or instruction the financial adviser received regarding the rendering of its opinion. Please refer to Item 1015(b)(6) of Regulation M-A.

20. Please provide for staff review all materials prepared by Jefferies provided to you. Provide all transcripts, summaries and video presentation materials as well as copies of board books. We may have further comments upon reviewing these materials.

21. Please disclose the basis for Jefferies` assumption that the financial analyses and forecasts relating to you were reasonably prepared and reflected the best currently available estimates and judgments of management as well as the basis for the assumption by Jefferies that you will continue to perform in accordance with these forecasts.

22. Please disclose how Jefferies selected the companies used in its historical trading, comparable company, comparable transactions, and premiums paid analysis.

23. Please disclose how stockholders are to evaluate the results of each analysis in connection with your determination that the merger consideration is fair. For example, how should they evaluate results where the merger consideration is lower in some instances than the implied ratios or values.

24. Please disclose the amount of consideration you have paid and will pay Jeffries for all of its services in connection with the merger. Please delete the reference to a "customary fee."

Regulatory Matters, page 23

25. Please disclose the status of the regulatory approvals sought from the anti-trust authorities. Disclose the date you and GEO filed pre-merger notifications. Please refer to Item 4(a)(5) of Schedule
14A.

Material U.S. Federal Income Tax Consequences, page 23

26. Please delete the term "certain" in the first sentence and clarify that you disclose all material federal income tax consequences.

Representations and Warranties, page 26

27. We note your first statement that the representations and warranties have been made solely for the benefit of the parties to the merger agreement and "should not be relied upon by any other person." Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties. Please revise accordingly.

28. We note your statement that no person should rely on the representations and warranties as characterizations of actual state of facts, as they are modified by disclosure schedules. Please either file these schedules with the proxy statement or revise the sentence since investors are entitled to rely on public disclosures.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Craig Slivka at (202) 555-3729 or the undersigned Branch Chief who supervised review of your filings at
(202) 551-3767, with any questions.

      Sincerely,


      Jennifer Hardy
      Branch Chief


cc:	Sidney Todres, Esq.
	(212) 878-8735

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